

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

<u>Via Facsimile</u>
Michael J. Berry
Executive Vice President and Chief Financial Officer
SolarWinds, Inc.
3711 S. MoPac Expressway
Austin, TX 78746

> **Re: SolarWinds, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 19, 2013**
> **Form 8-K**
> **Filed July 25, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 2, 2013**
> **Form 8-K/A**
> **Filed August 12, 2013**
> **File No. 001-34358**

Dear Mr. Berry:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Michael J. Berry
SolarWinds, Inc.
September 4, 2013
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Comparison of the Years Ended December 31, 2012 and 2011

Revenue, page 40

1.   We note that you discuss your core product transaction growth as well as provide the
       trailing 12-month average transaction size for new license sales, that excludes your high-
       volume and low-priced Kiwi and DameWare products. Please tell us your consideration
       of providing the growth rate of your non-core products as well as the average transaction
       size for these high-volume, low-priced products.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Concentration of Risks, page F-19

2.   Your risk factor disclosure on page 15 indicates that you have a meaningful portion of
       your sales to a number of different departments of the U.S. federal government. Please
       tell us your consideration of disclosing the amount of revenue generated from the U.S.
       federal government. We refer you to FASB ASC 280-10-50-42.

Note 13, Income Taxes, page F-33

3.   Tell us what consideration you gave to disclosing a description of tax years that remain
       subject to examination by each major tax jurisdictions. We refer you to FASB ASC 740-
       10-55-15(e).

Note 15. Operating Segment and Geographic Information, page F-36

4.   We note that 30% of your revenue for 2012 is classified as International. Further, we
       note your risk factor disclosure on page 15 identifies six countries in which you have
       international operations. Please tell us if there are any specific countries material to your
       consolidated revenues that should be separately disclosed pursuant to FASB ASC 280-
       10-50-41(a).

Form 8-K filed on July 25, 2013

5.   We note that you present the non-GAAP operating income and operating margin with greater prominence than the comparable GAAP measurements. In future presentations of earnings, please ensure that you include comparable GAAP measurements within the introduction discussion similar to your presentation of diluted earnings per share. We refer you to Instruction 2 of Form 8-K.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Notes to Condensed Consolidated Financial Statements, page 9

6.   Please tell us what consideration you gave to providing disclosures for the changes in the accumulated balances for each component of other comprehensive income. Refer to FASB ASC 220-10-45-14A, 45-17 and 55-15.

Form 8-K/A filed on August 12, 2013

Exhibit 99.1

Independent Auditors' Report, page 1

7.   Please revise to properly evidence the signature of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements. Please refer to Rule 302 of Regulation S-T.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief